S T I L L W A T E R M I N I N G C O M P A N Y 2006 Annual Report

CORPORATE *Profile*

Stillwater Mining Company (NYSE: SWC) produces palladium and platinum; rare and precious metals used in jewelry, electronic and dental applications, and essential in automotive catalysts to convert otherwise harmful air pollutants into harmless emissions. The Company is the only producer of palladium and platinum in the United States. Mining operations are in south central Montana where the Company operates two underground mines along the J-M Reef, the world's richest known deposit of platinum group metals (PGMs). The Company also operates a nearby smelting and refining complex where it concurrently processes concentrates from mined ore and recycles spent catalytic material containing PGMs.

PALLADIUM 1000 BASEBALL

The Palladium 1000 baseball fittingly demonstrates palladium's white, bright and versatile nature. It was commissioned by Rochoet, a supplier to the jewelry industry based in Johannesburg, South Africa, and presented to Stillwater in recognition of our leadership role in marketing palladium for jewelry.

The Palladium 1000 mark indicates the baseball's lustrous cover and stitching is made from 100% palladium – or rounds thereto from a near pure 99.95% content.

TABLE OF *Contents*

02 *Financial Highlights*

04 *Letter to Shareholders*

11 *Prices, Financial Results & Operations*

16 *PGM Markets*

21 *Ore Reserves*

21 *2007 Operating Plan*

22 *Outlook*

23 *Palladium Jewelry*

Annual Report on Form 10-K

Corporate Information – inside back cover

Private Securities Litigation Reform Act of 1995

Some statements contained in this annual report contain forward-looking information, which involves expressions of management's current expectations. All forward-looking information is subject to various risks and uncertainties that may be beyond the Company's control and may cause results to differ materially from management's current expectations. Information concerning factors that could cause actual results to differ materially from management's current expectations are set forth in the section entitled "Risk Factors" in the Company's Annual Report on Form 10-K included herein and may be discussed in subsequent filings with the Securities and Exchange Commission. Descriptions of palladium and platinum markets are not intended to be complete and readers are advised to obtain their own information on these markets. The Company disclaims any obligation to update forward-looking statements.

Transformation Marketing Growth Sustainability

FINANCIAL *Highlights*

December 31,		2006		2005		2004
FINANCIAL						
Total revenues *(millions)*	$	613.1	$	507.5	$	447.5
Operating income (loss) *(millions)*	$	7.9	$	(7.4)	$	39.5
Net income (loss) *(millions)*	$	7.9	$	(13.9)	$	29.8
Net income (loss) per share						
Basic earnings (loss) per share	$	0.09	$	(0.15)	$	0.33
Diluted earnings (loss) per share	$	0.09	$	(0.15)	$	0.33
Operating cash flow *(millions)*	$	97.0	$	141.1	$	136.8
Stockholders' equity *(millions)*	$	512.6	$	493.5	$	512.7
Weighted average common shares outstanding *(millions)*						
Basic		91.3		90.7		90.2
Diluted		91.6		90.7		90.5
Outstanding common shares *(millions)*		91.5		91.0		90.4
PALLADIUM & PLATINUM MINE PRODUCTION *(ounces)*						
Stillwater Mine		409,000		381,000		405,000
East Boulder Mine		192,000		173,000		164,000
Total		601,000		554,000		569,000
Palladium		463,000		428,000		439,000
Platinum		138,000		126,000		130,000
Total		601,000		554,000		569,000
OPERATIONS						
Total ore tons milled		1,289,000		1,206,000		1,212,000
Total tons milled (includes sub-grade)		1,351,000		1,286,000		1,270,000
Combined mill head grade (ounce per ton)		0.49		0.48		0.50
Mill recovery		91%		91%		91%
CONSOLIDATED PRODUCTION COSTS *(per ounce)*						
Total cash costs	$	295	$	324	$	297
Depreciation & amortization	$	137	$	148	$	105
Total production costs	$	432	$	472	$	402
METALS PRICES						
Mine Production						
Average realized price per palladium ounce	$	370	$	356	$	376
Average realized price per platinum ounce	$	868	$	821	$	839
Combined average realized price per ounce	$	484	$	467	$	480
Other PGM Activities						
Average realized price per palladium ounce	$	306	$	199	$	231
Average realized price per platinum ounce	$	1,122	$	876	$	817
Average realized price per rhodium ounce	$	4,111	$	1,861	$	1,032
Market						
Average market price per palladium ounce	$	320	$	201	$	230
Average market price per platinum ounce	$	1,143	$	897	$	846
Combined average market price per ounce	$	508	$	366	$	368

2 STILLWATER 2006 annual report

TRANSFORMATION IN *Motion*



Stillwater Mining Company continues the transformation of its mine operations begun in 2005, from highly mechanized bulk mining methods to less mechanized, more selective mining methods. At the Stillwater Mine up to 35 percent of ore will be mined by various captive cut and fill mining methods and 65 percent by mechanized ramp cut and fill mining methods. At the East Boulder Mine up to 75 percent of ore will be mined by various captive cut and fill mining methods and 25 percent by mechanized ramp cut and fill mining methods.

In the high price environment of the late 1990s the Company sought a rapid means of increasing production by shifting to high volume mechanized mining methods. The current transition to selective mining methods emphasizes margin and sustainability.

This is important to the Company because selective mining:

- *Increases the opportunity to mine with less dilution, hence increasing the ore grade to the mill;*
- *Increases our recovery of the in place mineral deposit, resulting in more ounces of production from the resource;*
- *Decreases the amount of primary and secondary development per ounce of production, thus reducing capital expenditures and operating costs;*
- *Decreases reliance on mobile equipment, thereby reducing capital expenditures and mining support costs.*

The Company uses three primary ways of approaching captive cut and fill mining stopes each of which employs basic mining tools; a jackleg with which to drill holes for blasting and ground support and a slusher for moving ore once broken. These methods include:

- *Captive stope, bottom access*
- *Captive stope, alimak access*
- *Captive stope, raise bore access*

The various mechanical mining methods currently used at both mines, which employ the use of drill jumbos and load-haul-dump trucks (LHDs) include:

- *Overhand Ramp Cut and Fill*
- *Underhand Ramp Cut and Fill*
- *Sub Level*

On the following pages of this report you will find artist renditions by Bill Feterl and photographs portraying the selective mining methods we are increasingly employing at both mines. The drawings and photographs are meant to provide an appreciation of the progress we are making in the transition to increasing use of selective mining methods from mechanical mining methods.

Captive stope, bottom access, ore is accessed from the bottom by a vertical access or raise driven up from the bottom, cut-by-cut.

Captive stope, alimak raise access, ore is accessed from the top or bottom by a vertical access or raise driven up from the bottom using an Alimak Raise Climber.

Captive stope, raise bore access, ore is accessed from the top by a vertical access raise driven up from the bottom using the raise bore machine.

Overhand Ramp Cut and Fill, ore is mined (cut) along its strike, then backfilled, following which mining resumes on top of the backfill.

Underhand Ramp Cut and Fill, ore is mined (cut) along its strike, then backfilled with a cemented paste, following which mining resumes underneath the hardened paste fill.

Sub Level, ore is drilled out vertically in panels, which when blasted falls to a lower level from which it is removed.

2006 CHAIRMAN'S *Letter*



FRANK R. McALLISTER
Chairman and CEO

To Our Shareholders

The year 2006 marked the twentieth year of sustained operation at our Stillwater Mine. For a select few employees at Stillwater Mining Company the story began in 1973 when the unique platinum group metal (PGM) rich JM Reef in the Stillwater Complex was discovered. Today, with two mines, a smelting and refining complex and over 1,700 employees, the Company has one of the largest private enterprise payrolls in Montana.

Since inception the Company has mined or recycled more than 8.2 million PGM ounces, enough to provide clean air exhaust systems for 70 million automobiles at the average PGM catalytic converter loading over the past twenty years. In fact in 2006 alone, the Company mined or recycled 950,000 PGM ounces, enough to supply clean air exhaust systems for about 7 million automobiles at the current average PGM loadings.

Today the Company is focused on efforts to provide sustainable development, profitable operations and growth in value well into the future, for our shareholders, our employees, the Montana communities in which we live and operate, and, literally, for the collective benefit of society and our environment. This has required constant focus and dogged determination to identify and implement change initiatives for the better.

To that end, we are making important progress on three key, value-adding, strategic initiatives – marketing palladium, transforming our mines, and growing and diversifying operations. The results are gratifying. During 2006 the markets for palladium, our main product, expanded; mine production increased and cost per ounce declined; and the diversification and growth of our operations was advanced.

Comparing 2006 with 2005, safety performance improved an additional 12.5 percent, the market price for palladium was up 59 percent averaging $320 per ounce; mine production was up 8.5 percent to 601,000 ounces; total consolidated cash cost of production was down 9 percent to $295 per ounce; and recycling of PGMs from spent catalysts grew 68 percent to 349,000 ounces. Further, EBITDA was up 22 percent to $91.6 million; and the Company reported a 2006 net profit of $7.9 million or $0.09 per share, compared with a 2005 net loss of $13.9 million, or $0.15 per share.

The Palladium 1000 baseball featured on the cover of this annual report fittingly demonstrates palladium's white, bright and versatile nature.

Palladium Marketing Initiative

While automotive catalytic converters dominate demand for palladium, growth in jewelry dominates the market outlook. Palladium's dramatic emergence as a primary jewelry metal beginning in early 2004 continues to be a remarkable new development. In three short years the jewelry industry and its customers have embraced palladium's white bright appearance and lighter density, or as we like to say – white, bright and light – first fashioning affordable bridal lines, and now using the versatility afforded by its lightness for larger fashion jewelry pieces.

The Palladium 1000 baseball featured on the cover of this annual report fittingly demonstrates palladium's white, bright and versatile nature. The baseball was commissioned by Rochoet, a supplier to the jewelry industry based in Johannesburg, South Africa, and presented to Stillwater in recognition of our leadership role in marketing palladium for jewelry – possibly also as a reminder from Rochoet to "keep our eye on the ball." Like platinum, the typical palladium alloy used in jewelry is a 950 Pd (95% palladium). In China a 990 Pd alloy (99% palladium) has become the standard in enhancing palladium's precious and rare nature. The Palladium 1000 mark is used by Rochoet to

Captive Stope

4 STILLWATER 2006 annual report

Bore Hole Access

Captive Stope

indicate that the baseball's lustrous cover and stitching is 100% palladium – or rounds thereto from a near pure 99.95% content.

"Keeping our eye on the ball" – in early 2006 Stillwater Mining Company spearheaded an initiative to form the Palladium Alliance International (PAI), an industry organization supporting the market for palladium as a jewelry metal. At this time several significant producers in the jewelry industry are supporters of the PAI and others in the PGM mining industry are considering how they should participate. Critical to balancing the effort is the market differentiation between palladium and platinum. Platinum is positioned in the market as the finest of rare and precious metals. Palladium is positioned in the market as beautifully white, bright and light – and affordable. While drawing distinctions between these two rare precious metals and gold is a natural requisite in marketing, the PAI has been careful to target its marketing efforts so as to accentuate the distinct virtues of both palladium and platinum in high-end jewelry.

Palladium's use for jewelry dipped to 1.25 million ounces in 2006, compared with 1.4 million ounces in 2005 and 0.9 million ounces in 2004, as the market broadened and the earlier surge in palladium used to stock producer and jewelry store inventories abated. Palladium is now being regularly produced by many jewelry companies and artisans, and is increasingly available in fashionable jewelry stores in many countries. Palladium is being used by high end watch makers. Palladium jewelry alloy and supplies are readily available from many jewelry metal suppliers. Indeed, the expanding availability of palladium in jewelry is a marketing story worthy of continued attention.

Mine Transformation Initiative

Two years ago we embarked upon long-term operational change initiatives designed to considerably increase our production levels and reduce operating costs in our mines. We reported last year that our multiple objectives are interrelated, interdependent and ultimately intended to reduce both total operating costs and operating cost per ounce. Efforts toward each objective had progressed well in 2005 and we have had notable further success in 2006.

Proven ore reserve tonnage was increased a further 16% in 2006 and now stands overall at 33 months of production at design capacity, approaching our 40 month target.

We are moving away from mechanized bulk mining methods in favor of more selective methods of ore extraction. Selective mining was expanded at the Stillwater Mine, averaging 303 tons per day from captive cut-and-fill, compared to 180 tons per day in 2005. During the fourth quarter, tonnage from captive cut-and-fill reached 398 tons per day and we began transitioning the Upper West portion of the mine to ramp-and-fill. Long-term mining method targets for Stillwater are up to 35% captive cut-and-fill and 65% from ramp-and-fill.

Similarly at East Boulder, captive cut-and-fill mining expanded to 140 tons per day, compared to 55 tons per day in 2005, and the rate in the fourth quarter was 180 tons per day. We also expanded ramp-and-fill mining at East Boulder, with long-term targets of 75% from captive cut-and-fill and 25% from ramp-and-fill.

The transition to more selective mining practices offers several benefits. It will increase recovery of our ore reserve, decrease primary development cost per ounce of production, decrease secondary development and associated costs, decrease dilution resulting in a higher grade ore delivered to the mill, and decrease reliance on mobile mining equipment thereby reducing capital and support costs. Each of these



Bottom of the Alimak looking up through flooring mesh as it starts to ascend.

improvements is critical to the sustainable development and operation of our mines.

Progress in the cost area was ahead of plan in 2006 and will be further accelerated in 2007 by work schedule changes at both mines. The changes in work schedule will afford our miners an increased number of work hours or shifts, with correspondingly higher take-home pay, and will allow the Company to reduce reliance on third party contractors and to economize over more hours the ever increasing cost of health care for our workforce.

Due to this change, performance in the first half of 2007 is expected to be weaker before strengthening in the second half, as the change in work schedule, as well as an acceleration in the transition to selective mining methods, are absorbed. Recycling volumes dipped in the fourth quarter 2006, are expected to continue low in the first months of 2007 and then expand again in the second half.

Growing and Diversifying Operations Initiative

This multifaceted effort is intended to diversify the Company's current limited geographic and product exposure, thereby reducing risk. We do regard the Company as principally a platinum and palladium producer. However, in evaluating growth opportunities we have not

STILLWATER 2006 annual report 7

Mine geologist checking grade control.

limited our consideration of potential future initiatives solely to PGMs, given the scarcity of attractive PGM resources. Consequently, our focus was on several fronts during 2006:

- *Mine production increased 8.5 percent in 2006 to 601,000 ounces. The Company's mine production growth opportunity in the coming years is to expand the Stillwater Mine from its current 2,026 ton per day rate of production to 2,750 tons per day and the East Boulder Mine from its current 1,506 ton per day rate of production to 2,000 tons per day, the production rates for which their basic infrastructures were designed. At these rates annual mine production will exceed 800,000 PGM ounces – representing a 34% growth opportunity.*
- *Recycling spent catalytic material production increased 68 percent in 2006 to 349,000 ounces. Recognizing the sustaining importance this has for both our business and the environment, we plan to further expand this activity. Sourcing of additional materials is being pursued. A second smelting furnace is planned to increase both capacity and reliability of operation. This growth in recycling, while complementing our PGM base, is just the beginning of the operational growth and diversification we hope to realize over the next several years.*
- *The Company acquired an 11 percent interest in Pacific Northwest Capital Corp. (Pacific), a Canadian exploration company that centers its efforts on identifying and defining potential PGM reserve targets. Pacific has a highly experienced management, exploration and technical team well positioned in North America. The investment will provide Stillwater with early stage exploration exposure and venture opportunity as well as direct participation in exploration successes in precious and base metal properties presently controlled or targeted by Pacific.*
- *The Company advanced discussions with its principal shareholder, Norilsk Nickel, to consider additional growth opportunities of mutual interest.*

Stillwater produces gold, silver, nickel and copper as by-products from our existing operations, and further diversification into any of these metals would be geologically and operationally compatible with our existing capabilities. We recognize some shareholders may prefer to view Stillwater as a pure PGM play, and so might consider other metals incompatible from an investment standpoint.

But, mines, by their very nature, have a finite life, either through exhaustion of their minerals or exhaustion of their economics. Thus, mining companies seek to reduce single mine risk by developing a portfolio of mines. One might argue the Company could focus its growth effort solely on accumulating a portfolio of PGM mines but, given their scarcity, that is not necessarily a prudent alternative.

Thus, we conclude other metals must be considered if we are to diversify effectively and thereby reduce our risk profile. We believe this expanded quest may also put the Company in a better position to enlarge its PGM portfolio as well. We are proceeding with care and will report further on these initiatives as appropriate.

KEY CHARACTERISTICS

I am pleased to report on several key characteristics that we believe set Stillwater Mining Company apart as a company:

- *Our safety record continues to improve driven by our GET Safe process. Reportable-injury frequency for employees dropped 12.5 percent from 2005 and is down 73 percent in six years.*
- *Our environmental management record and reputation are unparalleled in the industry.*
- *Our Good Neighbor Agreement, now in its seventh year, provides beneficial value to the communities within which we operate and to the Company.*
- *Our miner training program is a model for the industry and provides opportunity for and access to workers in the local Montana labor market. And the foundation for the miner training program is the Company's GET Safe process.*
- *The PGM-rich JM Reef of the Stillwater Complex is a rare, one of a kind natural resource comprising the only known PGM reserve in the United States and one of the highest grade PGM reserves in the world.*
- *The mine transformation underway represents an ambitious endeavor to provide sustainable development and operations in this unique national resource.*
- *Our expanding PGM recycling business complements the Company's environmental reputation and record while providing growth and diversification as well as attractive credits against our mining costs.*
- *The Company's leadership role in marketing palladium for the jewelry market is a unique opportunity in the history of precious metals.*

6 STILLWATER 2006 annual report

Diamond Drilling

Jackleg Drill

PRICES, FINANCIAL RESULTS & *Operations*



Preparing ground support.

2006 PGM PRICES

Market prices for PGMs in 2006 again experienced high volatility and the spread between the price for palladium and platinum widened even further averaging $823 per ounce in 2006 as compared with $696 per ounce in 2005. Early in 2006 the palladium price moved sharply upward behind strong support and in May hit a 4-year peak at $404 per ounce before closing the year at $323.50 per ounce.

The average market price for palladium increased 59 percent in 2006 to average $320 per ounce as compared with $201 per ounce in 2005. In fact the average price for palladium in the three prior years running languished near $210 per ounce – with 2003 at $201, 2004 at $230 and 2005 at $201 – even as most all other metal prices moved sharply higher. Two competing dynamics were at play; one acting to restrain the price, the other acting to increase the price. Restraining the price were palladium inventories accumulated in earlier years being consumed thereby reducing market demand. Increasing the price starting in late 2005 was a report from Johnson Matthey validating earlier rumors of the emerging use of palladium in jewelry, and some resulting speculative interest in the metal.

The Company's realized price for mined palladium sold under contract in 2006 averaged $370 per ounce as compared with $356 per ounce in 2005 due in part to varying floor price provisions in our long-term sales contracts with the car companies.

The market price of platinum strengthened 27 percent in 2006 to average $1,143 per ounce, compared with $897 per ounce in 2005. The Company's realized price for mined platinum, averaged $868 per ounce compared with $821 in 2005, due in part to the contract price ceilings and prices hedged under financially settled forward sales contracts.

The market price for rhodium increased about 122 percent in 2006 to average $4,559 per ounce, compared with $2,053 per ounce in 2005. The Company's realized rhodium price for other PGM activities, averaged $4,111 per ounce compared with $1,861 in 2005 due in part to forward sales.

The combined weighted average PGM market price was $508 per ounce in 2006, compared with $366 per ounce in 2005, due to higher palladium and platinum prices. Stillwater's combined weighted average realized price for mine production in 2006 was up about 4 percent at $484 per ounce compared with $467 per ounce in 2005, on higher palladium price realizations, as platinum price realizations were constrained by contract price ceilings and financially settled forward sales contracts. The weighting in this combined average price is based on our palladium to platinum mine production recovery ratio of approximately 3.3 to 1.0.

The Company's mining operations produce an incidental amount of rhodium which is treated as a by-product. However, the recycling operations recover a more significant amount of rhodium, which is recognized in the Company's revenues. Rhodium is an important component in catalytic converters because of its unique effectiveness in reducing NOx emissions. Annual worldwide rhodium production is only about one-tenth the production of platinum and palladium, so the market is very sensitive to small changes in supply and demand. This price volatility has been very evident over the past five years during which the price averaged just under $1,000 per ounce but has ranged from under $500 to over $6,000.

FINANCIAL RESULTS

For the year 2006, the Company reported a profit of $7.9 million, or $0.09 per share, on revenue of $613.1 million, compared to a net loss of $13.9 million, or $0.15 per share, on revenue of $507.5 million for 2005. Financial performance for 2006 measured in terms of EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) was $90.3 million compared to $73.9 million in 2005. Strong earnings and cash flow from the recycling business in 2006 more than offset lower income from sales of the palladium inventory received in the Norilsk Nickel

STILLWATER 2006 annual report 11

Moving timber.

transaction once that inventory was exhausted in early 2006. Net cash provided by operations declined in 2006 to $97.0 million compared to $141.1 million in 2005, again as a result of the end of the palladium inventory sales, but also due to an expansion of in-process inventories and advances associated with growth in the Company's recycling business.

OPERATIONS

Progress against our 2006 operating objectives was strong and can be summarized as follows:

- *Our employees continued steady improvement in advancing safety systems at our operations, improving our average injury frequency rate to 3.5 or 12.5 percent better than 2005 and 73 percent better than 2001 when our GET Safe was introduced;*
- *Proven ore reserve tonnage was increased 16 percent;*
- *We completed 46,000 feet of primary development, 15 percent ahead of guidance and 664,000 feet of diamond drilling, 11 percent ahead of guidance;*
- *Production from selective mining averaged 584 tons per day in the fourth quarter as compared to our 550 ton per day guidance;*
- *Total mine production was 601,000 ounces, within the range of our 595,000 to 625,000 guidance;*
- *Total consolidated cash cost averaged $295 per ounce, better than our guidance of $300 to $315 per ounce;*
- *Capital expenditures were completed at $97.8 million, better than our guidance of $107 million;*
- *PGM recycling activity expanded to 349,000 ounces, up 68 percent;*
- *The two-year program to sell the palladium received in the 2003 Norilsk Nickel transaction was completed in the first quarter of 2006.*

SAFETY, HEALTH AND ENVIRONMENT

The Company's ongoing emphasis on safety performance resulted in continued improvement in safety for our workforce. Since the inception of our "Guide, Educate and Train (GET) Safe" safety and health management systems in 2001, we have had a 73 percent reduction in our injury incidence rate. In 2006, continued focus on improving Company safety performance resulted in an incidence rate 12.5 percent better than 2005. During 2006, the concentrator facility at the East Boulder Mine received the prestigious Sentinels of Safety award from the Department of Labor for outstanding safety performance.

The Company's metallurgical complex in Columbus, Montana continues to maintain a low incidence rate and also was recognized by the Montana Department of Labor and OSHA as a leader in workplace safety. The smelter was the recipient of its twelfth SHARP (Safety and Health Achievement Recognition Program) Award, the refinery received its ninth. The SHARP program recognizes employers who have demonstrated exemplary achievements in workplace safety and health. The base metals refinery in Columbus competed its tenth year without a lost-time accident in May 2006.

In 2007, attention to further employee participation and involvement will be enhanced through the involvement of loss control representatives drawn from the hourly workforce and the continued implementation of internal safety auditing processes.

FINANCES

Stillwater Mining Company earnings strengthened markedly in the second half of 2006, and the Company ended the year with net income of $7.9 million, compared to a net loss of $13.9 million in 2005. The improved earnings in 2006 reflected both stronger prices for the Company's primary products, palladium and platinum, and growth in the Company's recycling business. Mining operations also benefited from higher by-product credits. Transformation of the Company's mining operations was well under way by the end of 2006, although the full earnings benefit of the change – in lower costs per ounce and higher production – will be realized over the next several years.

In early 2006, the Company also completed the liquidation of the 877,169 ounces of palladium received in 2003 as part of the Norilsk Nickel transaction. These sales cumulatively contributed $190.9 million in cash and $41.8 million in earnings to 2004, 2005 and 2006 results, including $17.6 million of cash and $6.9 million of earnings in 2006. The Company used $38 million of these sales proceeds over the three years directly to pay down debt.

At December 31, 2006, the Company's liquidity included $88.4 million in unrestricted cash and equivalents, plus $35.5 million of highly liquid short-term investments. In total this was down about $12.1 million from the corresponding balances at December 31, 2005. However, it should be noted that during the

12 STILLWATER 2006 annual report

Slusher

Catalytic Converter

same period, the Company increased its inventory and advances related to purchases of material for growth in the recycling business by $43.9 million – from $26.8 million at the end of 2005 to $70.7 million at the end of 2006. These inventories mostly represent material in process and are highly liquid and the growth in recycling contributed significantly to the earnings improvement over 2005. Thus, the Company's underlying liquidity, including the recycling inventories and advances, was $194.6 million at year end 2006 as compared to $162.7 million at year end 2005, an improvement of about $32.0 million.

The Company's debt balance at December 31, 2006, was $130.1 million, down from $141.4 at the end of the prior year. The Company also had $17.5 million outstanding in undrawn letters of credit at December 31, 2006, primarily in support of long-term reclamation obligations. The Company had $22.5 million available under revolving credit lines at the end of 2006.

SALES

During 2006, the Company sold 958,000 total ounces of PGMs from mine production, recycling activities and palladium inventory including 41,000 ounces purchased in the open market and resold. Total revenues for 2006 were $613.1 million, including $292.2 million from mining, $269.9 million from recycling activities and $51.0 million from palladium inventory and associated metals sales. Sales of mine production continued under long-term contracts with Ford, General Motors and Mitsubishi Motors and we continued to benefit from floor prices in the contracts.

In the first quarter of 2006 the Company completed its two-year program to sell the palladium it received in the Norilsk Nickel transaction under three market-based contracts. During the first quarter 2006, the Company delivered the remaining 63,250 ounces out of the original 877,169 ounces of palladium inventory at an average price of $278 per ounce.

PGM RECYCLING BUSINESS

Stillwater has sourced and recycled growing volumes of spent catalytic converter materials since 1997. A majority of these materials come from spent automotive catalytic converters with the remainder coming from spent petroleum refining catalysts and manufacturing residues.

PGMs have been used in automotive catalytic converters since first being introduced in 1974. Catalytic converters reduce the toxicity of emissions from internal combustion engines by providing an environment for a chemical reaction wherein nitrogen oxides, carbon monoxide and hydrocarbons are converted to less toxic gases.

The heart or core of a catalytic converter, which is encased in stainless steel, is most often a ceramic honeycomb to which a washcoat containing PGMs is applied. Today over 85% of all new gasoline engine cars built in the world contain catalytic converters.

The first catalytic converter systems installed in 1974 on new model 1975 cars used platinum and a small amount of rhodium. During the decade of the 1990s palladium began to be used and grew to be the primary catalytic metal in gasoline engine converters. Catalytic and diesel particulate matter converter systems for diesel engines, newly required on 2007 trucks and cars built in the



Operator at Mill flotation cell.

United States, were initially made in prior years for European trucks and cars using only platinum and rhodium. Palladium has now been introduced into this technology as well.

The effectiveness and life expectancy for catalytic converters in the United States have been mandated by governmental regulation both of which have been tightening over their now 32 year history. Given the predominance of platinum in early catalytic converters, the ratio of PGMs in recycled materials continues be marginally dominated by platinum with the average 2006 content at 46 percent platinum, 45 percent palladium and 9 percent rhodium. That ratio in the future will be dominated by palladium as the average catalytic converter manufactured in the United States today contains about 4.5 grams of PGMs consisting of an estimated 3.0 grams palladium, 1.0 gram platinum and 0.5 gram rhodium and has an expected life expectancy of about 12 years before becoming spent or otherwise scrapped.

Spent and scrapped automobile catalytic converters are gathered by collectors in the business from a variety of sources such as repair shops and junk yards. They are then broken or chopped to separate the steel casing from its ceramic material core. The spent ceramic material is purchased by Stillwater after the material is

STILLWATER 2006 annual report 15

Miner training program.

crushed, weighed, sampled and assayed to determine the exact PGM content. This ceramic material is commingled for processing with mine concentrate in our smelter and refinery complex. Nickel and copper contained in the mine concentrate have excess capacity to effectively and efficiently collect the PGMs both from the concentrate as well as the catalytic material.

Johnson Matthey reported that for 2006 the volume of spent catalytic material recovered by collectors around the world was 1.8 million ounces, with collectors in the United States alone recovering 1.1 million ounces.

During 2006 the volume of spent catalytic material from all sources recycled by the Company increased sharply to 349,000 ounces, 68 percent above 2005.

Recognizing the sustaining importance this has for both our business and the environment, the Company plans to further expand its recycling activity. Sourcing of additional materials is being pursued. A second smelting furnace is planned to increase both capacity and reliability of operation. This growth, while complementing our PGM base, is just the beginning of the operational diversification we hope to realize.

METAL *Markets*

PGM MARKETS

Palladium – In 2006, reported demand for palladium was 6.9 million ounces, down 6 percent for 7.3 million ounces consumed in 2005. Auto manufacturers consumed a gross 60 percent of the 2006 total for catalytic converters, or 4.1 million ounces, up from 3.9 million ounces in 2005, before factoring in recoveries from spent catalytic converters. The growth in automotive use during 2006 marginally exceeded the growth in recovery from spent catalytic converters which increased to 805,000 ounces from 630,000 ounces in 2005. Based upon market analysis from Johnson Matthey, jewelry demand dipped to 1.1 million ounces in 2006, compared with 1.4 million ounces in 2005, as the market broadened and the earlier surge in palladium used to stock producer and jewelry store inventories abated. We conclude separately that jewelry demand, while lower than in 2005, was likely in the 1.25 million ounce range for 2006, a bit more than the 1.1 million ounce consumption estimated by Johnson Matthey. Electronics consumption was strong at 1.1 million ounces, up 9 percent from 965,000 ounces in 2005. Palladium is used in the production of components for personal computers, cellular telephones, facsimile machines and other devices. Dental alloy consumption was flat at 815,000 ounces and chemical industry consumption was off 3 percent at 315,000 ounces. Demand for palladium in other applications dropped to 525,000 ounces from 810,000 ounces in 2005, led by a drop in demand for coinage in North America. Fewer new coins were issued in 2006 and the higher price encouraged many retailers to sell metal back into the market.

Worldwide annual palladium production in 2006 reportedly was 7.1 million ounces, compared to 6.8 million ounces in 2005. Additionally movement from Russian Government stocks in 2006 were 1.4 million ounces, down from 1.6 million ounces in 2005. Excluding the Russian stock sales palladium supply and demand is roughly in balance. Including the Russian stocks, supply of 8.5 million ounces in 2006 exceeded demand by about 1.6 million ounces.

Johnson Matthey believes that the sales out of Russian inventory are likely to continue at about this same level for the foreseeable future, resulting in continuing oversupply that they expect will tend to moderate palladium prices. To date, they believe that this supply surplus is being absorbed by investment holdings.

We believe the outlook for palladium to be more robust than it appears with releases from stockpiles and investor stocks masking underlying fundamentals. While inventories remain the wild card on the supply side, no one really knows how big they are, and therefore how long sales will continue. Other market analysts have speculated that the stocks are dwindling, and while we tend to agree with this analysis; there is no way to verify this conclusion.

18 STILLWATER 2006 annual report

Mining Narrow

Rings: ArtCarved

Growth in demand for palladium in the next several years will be driven by its use in catalytic converters for tightening emission standards. In the U.S., the automobile industry is required to comply with National Low Emission Vehicle standards that progressively decrease permitted automotive emission levels, including those for diesel emissions. While the growing share of diesel engines in cars and trucks requires higher loadings of platinum, the application of palladium in diesel catalytic converters is increasing steadily. Europe, Japan and China have adopted more stringent standards for the future as well. With growing concern for cleaner air, it is expected that greater attention to automobile emissions will continue. The future effect of the growth in relative demand between palladium and platinum is difficult to predict although their relative prices will influence new technology leveling the playing field to a degree.

And of course we expect a robust worldwide market for palladium jewelry will continue to develop although the specific future rate of growth is difficult to project.

PALLADIUM MINE SUPPLY & DEMAND *Amounts in million ounces*


Mine Supply:
Demand: Auto Chemical Dental Electronics
Jewelry Other
10
8
6
4
2
0
97 98 99 00 01 02 03 04 05 06

PLATINUM SUPPLY & DEMAND *Amounts in million ounces*


Supply:
Demand: Auto Chemical Electronics Glass
Jewelry Petroleum Other
8
7
6
5
4
3
2
1
0
97 98 99 00 01 02 03 04 05 06

Platinum – In 2006, demand for platinum was 7.0 million ounces, up 5 percent from 6.7 million ounces in 2005. Auto manufacturers consumed 51 percent or 4.4 million ounces for catalytic converters, up a healthy 16 percent from 3.8 million ounces in 2005. Growth in automotive use far exceeded recovery from spent converters which increased to 830,000 ounces from 770,000 ounces in 2005. Jewelry demand constrained by high prices dipped 15 percent further to 1.7 million ounces in 2006, compared with 2.0 million ounces in 2005. In other important uses for platinum, electrical demand grew 18 percent and chemical demand 6 percent, and glass demand fell 10 percent. Other industrial uses of platinum include the production of data storage disks, paints, nitric acid, anti-cancer drugs, fiber optic cables, fertilizers, high-octane gasoline and fuel cells.

Worldwide annual platinum production in 2006 was 7.0 million ounces, compared to 6.6 million ounces in 2005. In 2006, demand exceeded supply by a narrow 20,000 ounces keeping the fundamentals tight and the price historically high.

18 STILLWATER 2006 annual report

Demand for platinum in the automobile catalyst sector is forecast to continue to rise. In Europe the market for diesel cars now exceeds 50 percent and catalyzed soot filters are required to meet new legislation.

The fundamentals for platinum suggest a market in balance, demand remaining slightly ahead of supply, as usage for jewelry continues to fall and demand for diesel catalysts increases worldwide.

Rhodium – In 2006 demand for rhodium was 844,000 ounces compared with 828,000 ounces in 2005. Auto manufacturers consumed 85 percent or 715,000 ounces for catalytic converters, up from 693,000 in 2005. Growth in automotive use was met by an increase in recovery from spent converters which grew to 159,000 ounces from 137,000 ounces in 2005. Glass demand fell 18 percent to 49,000 ounces in 2006, compared with 60,000 ounces in 2005.

Worldwide annual rhodium production in 2006 was 801,000 ounces compared to 755,000 ounces in 2005. In 2006, demand exceeded supply by about 43,000 ounces leading rhodium to be the most volatile of the precious metals.

RHODIUM SUPPLY & DEMAND *Amounts in thousand ounces*


Supply:
Demand: Auto
Chemical
Electrical
Glass
Other
1000
800
600
400
200
0
97
98
99
00
01
02
03
04
05
06



The fundamental outlook for rhodium appears to remain in a slight deficit with demand narrowly exceeding supply. The slight deficit is accentuated by the lack of inventory, the inelasticity in supply from mined sources where rhodium is produced as a byproduct, and the inelasticity in demand from the automotive sector where rhodium is required to meet tightening emission controls. Purchases of rhodium for exhaust catalysts by automobile manufactures continues to increase due to growing production of vehicles worldwide and to tightening of global emissions legislation.

Rings: *ArtCarved*

STILLWATER 2006 annual report 19

Following the Reef

ORE *Reserves*

Stillwater Mining Company's ore reserve is found in the J-M Reef, a 28-mile long orebody in the Beartooth Mountain Range in south central Montana. As of December 31, 2006, Stillwater Mining Company had total proven and probable ore reserves of 42.4 million tons at a grade of 0.54 ounce per ton, containing 23.0 million ounces of palladium and platinum at an insitu metal ratio 3.6 to 1.

PROVEN AND PROBABLE J-M REEF ORE RESERVES*

	December 31, 2006			December 31, 2005			Percent
	Tons (000)	Oz/Ton Pd+Pt	Ounces (000)	Tons (000)	Oz/Ton Pd+Pt	Ounces (000)	change in tons
Stillwater Mine							
Proven Reserves	2,775	0.66	1,818	2,458	0.68	1,664	13
Probable Reserves	15,539	0.63	9,749	15,638	0.63	9,812	(.6)
Total Stillwater Mine	18,314	0.63	11,567	18,096	0.63	11,476	1
East Boulder Mine							
Proven Reserves	2,011	0.45	902	1,665	0.47	788	21
Probable Reserves	22,116	0.48	10,579	22,190	0.53	11,818	-
Total East Boulder Mine	24,127	0.48	11,481	23,855	0.53	12,606	1
Total Proven Reserves	4,786	0.57	2,721	4,123	0.59	2,452	16
Total Probable Reserves	37,656	0.54	20,327	37,828	0.57	21,630	-
Total Proven & Probable Reserves	42,442	0.54	23,048	41,951	0.57	24,082	1

** In evaluating ore reserves at December 31, 2006, the Company has used the trailing 12-quarter combined average PGM market price of $410.00 which consists of a palladium price of $250.39 and a platinum price of $961.27.*

MINERALIZED J-M REEF MATERIAL**

	December 31, 2006	
	Tons (000)	Oz/Ton Pd+Pt
Stillwater Mine		
Mineralized J-M Reef Material	59,000	.50
East Boulder Mine		
Mineralized J-M Reef Material	63,400	.47
Total Mineralized Material	122,400	.48

***Mineralized Material - A mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals. Such a deposit does not qualify as a reserve until comprehensive evaluation based upon unit cost, grade, recoveries and other material factors conclude legal and economic feasibility.*

The calculation of ore reserves as at December 31, 2006 resulted in the Company replacing tonnage mined at both mines during the year and an overall 16 percent increase in proven ore reserve tonnage as compared to year-end 2005. The increase in proven ore reserves occurred at both the Stillwater and East Boulder Mines due to the increased amount of primary development and diamond drilling done in 2006.

At the Stillwater Mine near Nye, Montana, as of December 31, 2006, proven and probable ore reserves total 18.3 million tons at a grade of 0.63 ounce per ton, containing 11.6 million ounces of palladium and platinum at an insitu 3.53 to 1 ratio. During 2006, the proven ore reserves increased 9 percent, to 1.82 million contained ounces of palladium and platinum.

At the nearby East Boulder Mine south of Big Timber, Montana, proven and probable ore reserves now total 24.1 million tons at a grade of 0.48 ounce per ton, containing 11.5 million ounces of palladium and platinum at an insitu ratio of 3.6 to 1. Proven ore reserves increased 15 percent in 2006 containing 902,249 ounces of palladium and platinum.

2007 OPERATING PLAN

In 2007, we will continue to advance safety making use of more internal audits.

In view of our future plans including the ongoing transformation to selective mining and the continuing tight market for experienced miners, the Company is committed to its expanded miner training programs. Our goal continues to be to provide sufficient trained miners using internal resources to support our long-term production goals.

Work will continue on developing infrastructure in 2007 with 43,000 feet of primary development and 600,000 feet of diamond drilling planned to further expand proven reserves and support the future higher production goals.

In 2007, the Company expects total PGM production to increase to between 615,000 ounces and 645,000 ounces, with an expected total cash cost of $295 to $315 per ounce.

Work on selective mining will continue to grow with tonnage from captive cut-and-fill increasing from 13% in 2006 to 24% of ore tons mined in 2007. Ramp-and-fill mining will also be expanded, increasing from 29% to 41% of the ore tons mined. Conversely, sub-level mining will be de-emphasized, dropping to 35% of the ore tonnage from 58% in 2006.

Put in production terms, captive cut-and-fill tonnage will increase to

STILLWATER 2006 annual report 21

2007 OPERATING *Plan*

average about 850 tons per day in 2007, up from the 443 tons per day in 2006.

Mine performance in the year 2007 is expected to be weaker in the first half before strengthening in the second half, as the acceleration in transitioning to selective mining methods and a change in work schedule are absorbed. Additionally, recycling volumes, which grew sharply in 2006, are expected to dip in the first months of 2007 and then expand again in the second half.

The Company's capital expenditures are expected to be approximately $108 million for 2007, with $51 million at the Stillwater Mine, $37 million at East Boulder and $20 million at the Columbus smelter. The Company is continuing to focus on extending the developed state and infrastructure of both mines and increasing the number of areas which will use selective mining. We also plan to expand smelting and recycling material handling and processing capabilities, with a second smelting furnace and additional lab capacity, to meet continued growth in mine concentrate and recycling materials.

OUTLOOK

I have reported that we are beginning to realize the benefits of the strategic objectives first outlined in our 2005 annual report.

- **Palladium and jewelry** – *while still a developing trend, palladium is becoming familiar to many in the jewelry industry and customers are beginning to embrace palladium's affordable luxury.*
- **Transforming our mines** – *much has been done to set the course of this transformation and though it is well underway, the full impact of the transformation will take some years before it is accomplished.*
- **Diversifying and growing our operations** – *whether an internal or external exercise, this takes patience and perseverance and while the exercise can be painfully slow it can also be unexpectedly swift in its realization.*

The investment and effort being made to sustain the future of our mining operations is the most important message of this report. This has taken a lot of creative planning and at times some hard decisions. We have the mineral resource for years of future operations if we firm up the economics of the operations. All of our employees are or will be affected. Improvements to safety, expansion of proven reserves, expanding mine infrastructure, transformation to selective mining, changes to work schedules, expanding recycling of spent catalysts, marketing palladium and diversifying and growing our operations each require a large investment of time and capital and each contribute to our ultimate success. We look forward to reporting our progress as it is realized.

As in prior years, I have reported market insights or trends for our products, in particular palladium, as I see them. Unlike prior years where I foretold palladium in diesel catalytic converters or palladium in jewelry, this year there are no new pressing trends, just continuing emphasis on themes from past years. They include:

- *Price differentials between palladium, gold and platinum, continue to favor palladium in most competing markets.*
- *Catalytic converter makers continue to emphasize more palladium.*
- *Diesel catalytic and particulate matter converter makers now use palladium.*
- *Palladium in jewelry is now established with jewelers who are realizing the benefits of palladium and asking for palladium descriptive materials for customers, rather than asking – what's palladium?*
- *Rapid growth in China continues with the production of automobiles, jewelry and electronics consuming increasing quantities of palladium*

Perhaps the most important message is that demand in the important markets for palladium continues to steadily grow.

FINALLY

As a business enterprise we continue year after year to be reliant on the hundreds of good men and women who make up our Company. While some come and go, others have stayed for extended careers making large and valuable contributions to the Company's well being and thereby to all of its stakeholders. Now beginning our 21st year it is impossible to calculate the value, or express adequate appreciation, for such contributions. But, mostly we are proud of what we do, of the distinctive characteristics that set us apart from our peers, and of the professional way our employees discharge their duties and responsibilities to the benefit of our shareholders.

FRANK R. McALLISTER
Chairman and Chief Executive Officer
March 15, 2007

22 STILLWATER 2006 *annual report*

MARKETING PALLADIUM *Jewelry*

Montana's first lady, Nancy Schweitzer, graciously consented to be photographed with the palladium ring her husband, Montana Governor Brian Schweitzer, gave her in celebration of their 25th Wedding Anniversary, January 23, 2007.

Palladium & Sapphire



The day following their anniversary, Governor Schweitzer was scheduled to give his annual State of the State Address before the Montana State Legislature. With Nancy present, he opened the Address proudly telling of the anniversary and ring, by relating, "...this year for our 25th wedding anniversary... I decided I should buy something very uniquely Montanan and so I bought for her a palladium ring, the palladium coming from Stillwater Mining, set with a Yogo sapphire from my home country in the Judith Basin Montana. Nancy, show them your ring."

The ring was fashioned for the Governor by Jim Adair of Adair Jewelry in Missoula, Montana. We understand knowledge of the ring had been closely guarded by the Governor, providing a pleasant element of surprise to both the first lady and Montana.



PALLADIUM ALLIANCE INTERNATIONAL

pd PALLADIUM

Imagine the Possibilities

luxurypalladium.com

STILLWATER 2006 annual report 23

MARKETING IN MOTION

Palladium Jewelry



Duke Lee, PAI China



JCK Show "Palladium Facts" Seminar.



China print advertising.



Models at PAI roll-out.



Editor Tour - September 2006.

2006 - THE YEAR IN REVIEW: Accomplishments

- *2006 - Palladium Alliance International (PAI) established*
- *January 2006 - JK Show in New York City*
- *June 2006 - JCK Show in Las Vegas*
- *July 2006- Technical consultant, Mark Mann joins PAI*
- *September 2006- Santa Fe Symposium Sponsor in New Mexico*
- *September 2006 - Shenzhen Jewelry Show in Shenzhen, China*
- *September 2006 PAI role out in Beijing China*
- *September 2006 Editor Mine Tour*
- *Fourth Quarter 2006 – PAI sponsors palladium jewelry TV ads in China's first tier cities, Shanghai and Beijing*
- *January 2007 – Vicenza Jewelry Show in Vicenza Italy*
- *January 2007 – Centurion Show in Tucson, Arizona*
- *March 2007 - Manufacturing Jewelers and Suppliers of America*



Palladium Findings.



Casting palladium.



Palladium chain making machine.

PALLADIUM SUPPLIERS INCREASE

- *Sources of palladium raw materials, parts, findings, and stock mountings significantly increased. A wider selection of palladium product categories became available. Inventories grew at all levels in the market.*
- *Service providers for palladium manufacturing increased at casting, stone setting and contract jewelry finishing facilities.*
- *Chain makers, Balestra 1882 and TechniGold of Italy, began manufacturing palladium chain offering a wide selection, in a variety of weights, styles and lengths.*
- *Awareness of palladium grew among suppliers, manufacturers, designers and retailers. Palladium's whiteness was increasingly recognized. The jewelry trade benefited from the greater margins afforded by palladium.*
- *Retailers benefited from PAI activities including creation of a channel of communication for consumers, highlighting of features and benefits of owning palladium jewelry and providing a resource for palladium technical assistance.*

24 STILLWATER 2006 annual report

PALLADIUM EMBRACED AT RETAIL MANUFACTURING LEVEL

- *A special palladium distinctions category established in the annual Manufacturing Jewelers and Suppliers of America jewelry design contest, attracted multiple entries.*
- *Design and manufacturing at the retail level proves strong area for palladium growth:*
    - *Retailers have an increasing need to differentiate themselves from competitors, in particular large multiple chain store outlets with greater buying power.*
    - *Retail designers created private label products and individual custom orders using palladium, allowing customers to benefit from its affordability and to avoid pieces made using problematic white gold.*
    - *Informal research shows larger profit margins for palladium jewelry due to its raw material cost, purity and working characteristics.*



Brenda Warburton – Designer



Tom Lennon – Designer



Customer's looking at palladium jewelry.

PALLADIUM COMMUNICATION INCREASED

- *Technical articles on palladium are now published in Jewelers Circular Keystone (JCK) – the oldest, most prominent and widely circulated jewelry trade publication.*
- *Palladium website – www.LuxuryPalladium.com – was established with technical articles and most frequently asked technical questions, as well as consumer friendly information and jewelry galleries.*
- *A palladium bench jeweler's guide was developed and published, serving as a quick reference for bench jewelers, jewelry designers, retailers and manufacturers.*
- *Palladium technical papers were given at world renowned technical symposium and important trade shows. PAI technical consultant was presented with 2006 Technology Award recognizing research and publication of palladium manufacturing content.*


pd

Vicenza Italy Booth, PAI Marketing Dawn McCurtain, PAI Chairman John Stark.


White

World One article, International Watch & Jewellry Journal No. 1, 2007.


Catch
the white
wave

Jewellry Business article, Aug. 2006.


All That Glitters

Wall Street Journal article, Feb. 13, 2007.

2007 - THE YEAR AHEAD: *Challenges & Goals*

EDUCATON

- *Palladium casting procedures are the subject of a study underway at Forschungsinstitut Edellmetaile and Metallchemie (FEM), a German precious metals research and physical metallurgy research facility. The results will be made available by PAI.*
- *Laser welding experts are researching standardized practices for joining and repair of palladium products.*
- *Technical consultant will visit China to assist with manufacturing and mass production methods and to review quality of palladium jewelry.*
- *Strategic partnerships and alliances are being developed with global palladium suppliers for the collaboration in palladium production initiatives and distributions.*
- *Retail sales training will be conducted throughout the year at retail stores, seminars and internet.*
- *Consumer education to Palladium will continue to grow via consumer magazines and brochures produced by the PAI for distribution.*



Consumer and Retailer Education – Palladium Booklet.



Placing mold into casting machine.

STILLWATER 2006 annual report 25

M O D E R N J E W E L E R M A G A Z IJanuary 2007 N E , Frank McAllister MINER AND GOOD NEIGHBOR CEO Frank McAllister won't be embar- pany engineers and executives to meet rassed if you call him the Mister Clean of regularly with every group of stakehold-American mining. To the contrary, you'll ers in the local environment, including make the placeStateMontana palladium/platinum the Northern Plains Resource Council. miner's very busy day. And that's saying 3e Sierra Club was also invited to com-something because Stillwater Mining ment on placeCityStillwater's action plans for the Company has been having a string of community and the environment. very good days. Five years ago, this collaboration resulted "3ere have been no environmental in the 3rst ever and still only "Good Neigh-enforcement actions by either state or fed- bor Agreement" between a mining company eral agencies at our mine in over 20 years and environmental and community interest of operation," McAllister says proudly. No groups. 3is task force dra3ed a series of wonder the company has earned awards environmental protection policies, includ-for its land reclamation and environmen- ing: water treatment technologies designed tal protection programs. to maintain background conditions rather But staying on the good side of the law than simply meet standards; bu3er zones is just exhibit A in the rather remarkable FRANK MCALLISTER that isolate pristine streams from mine-relat-case Stillwater has made for itself as one of rate commitments to the local land and its ed chemical and waste discharges; ongoing America's leading mining-sector good citi- people. 3ere's a good reason for this. As reclamation projects that minimize erosion zens. McAllister says he serves two masters: a westerner himself, one who is proud of and increase foraging area for wildlife; a big-the bottom line and the public good. "3e placeStateMontana's reputation as an outdoorsman's horn sheep herding management program metals we mine are vital to clean air because paradise, McAllister tends to personalize that provides medicated salt to prevent lung they are essential for catalytic converters," he the impact of his operations on the moun- worm infestations and decrease mortality says. "Imagine if the metals most associated tainous country in which they are located. with clean air came from mines associated "I'm a local, too," he reminds me. with pollution and contamination." Nevertheless, placeCityStillwater has taken do-Stillwater's public-mindedness is now good-ism in the mining industry to ex-manifesting in another way--this one of emplary levels, even earning speci3c bene3t to jewelers and consumers. Early mention for its solitary excellence in Jared last year, the company, which as yet sells Diamond's 2005 best-seller, Collapse: How very little of its own production for jewelry Societies Choose to Fail or Succeed. Here's what use, launched an organization called the placeCityStillwater did to earn the author's praise. Palladium Alliance International, modeled placeCityStillwater's two mines recover and pro-a3er the Platinum Guild. Its goal is to raise cess roughly 3,500 tons of ore a day, or over awareness of palladium as a superior white 1 million tons every 365 days of opera-metal eminently suited for jewelry use. tion. From this, it extracts roughly 600,000 Because of much-publicized "dirty ounces of palladium and platinum at about STILLWATER PROVIDES FREE WATER SAMPLING AND ANALYSIS gold" campaigns, McAllister is deter- a 3:1 ratio. 3at's a lot of earth to move. Any WITHIN A FIVE MILE RADIUS OF THE MINE. mined to make sure placecountry-regionAmerica's only plati- water discharged from the mines must be rates; and free water sampling and analysis num group metals producer never faces restored to pristine purity, especially since within a 3ve mile radius of the mine. charges of hypocrisy or despoliation from the mines are situated two miles away from 3rough the agreement, placeCityStillwater allows environmental groups. placeCityStillwater could a designated wilderness area. citizen monitoring and third-party reviews very well realize this intention and add "Early on, management made a con- of its environmental and community pro-luster to palladium's growing reputation. scious decision to be responsible stewards grams. 3is includes access to records of placeCityStillwater's "greater good" corporate ac- of the land," McAllister says. "3at meant all environmental monitoring. In addition, countability transcends mere compliance de3ning every area that could require our placeCityStillwater invites input into all current initia-with laws and regulations. Mindful of min- care and designing protection programs." tives and welcomes suggestions for new ones. ing's checkered past with regard to clean air To help it forge policies and procedures Clearly, McAllister isn't just talking in sound and water, worker safety, and community that would be above reproach, Stillwater bytes when he says, "3e idea of corporate welfare, McAllister has taken a proactive made stewardship a collaborative process transparency is taken very seriously here." approach and pursued substantive corpo- with the community. First, it sent com- --David Federman, Contributing Editor JANUARY 2007 63 26 S T I L LWAT E R annual report 2 0 0 6

OPERATING *Responsibly*

STILLWATER MINING COMPANY IS COMMITTED TO:

HEALTH AND SAFETY — *Safety First; Production will follow.*

- *Best Safety Practices* in eliminating hazards or exposures which could result in personal injuries or illnesses, fires, explosions, hazardous substance discharges, property damage or security losses.
- *A Safe Work Environment* beneficial to personal health, mental alertness, and safety awareness in accordance with the International Safety Rating System, industry practices and in full compliance with regulatory requirements.
- *Safety Management Practices* patterned after time-tested methods and known as GET Safe, with which we Guide, Educate and Train employees to work safe and effectively. Daily monitoring and procedural audits insure safety compliance. Critical Task Analysis is utilized to systematically examine and reengineer, as necessary, each work task. Specialized training in loss control is employed as a critical element in advancing safety excellence.
- *Safety Effectiveness* monitored by a Board level committee, which reviews health and safety effectiveness and regulatory compliance. Initiatives have been instrumental in consistent safety improvement and in reducing reportable injury incidence rates below the average of that for underground metal mines in the United States.
- *Beyond Stillwater* the Company is active in an initiative to create a culture of health and safety outside the work place and to assist other companies in developing safe work practices.

ENVIRONMENTAL MANAGEMENT — *Beyond Compliance; A proactive approach*

- *Best Environmental Practice* going well beyond regulatory compliance, setting high standards for our operating facilities and focused on protection of natural resources.
- *Environmental Innovation* utilizing new technologies and initiatives to advance environmental and social responsiveness; including, state of the art water and waste treatment, air emission controls, visual mitigation, interim reclamation design, wildlife enhancements and social initiatives. Smelter emissions set the industry standard for "clean" as demonstrated by extremely low sulfur dioxide emissions.
- *Social Accountability* through our precedent-setting Good Neighbor Agreement which provides a framework for cooperation and public participation in the oversight of our environmental compliance. Work is currently underway to formalize our environmental initiatives in a comprehensive environmental management and audit system, enhancing our proactive approach.
- *Recycling Waste Streams and Spent PGM Catalytic Materials* in order to conserve natural resources while providing for a cleaner environment.
- *Setting the Industry Standard* with exemplary environmental management, unparalleled compliance record, innovative technologies, forward-thinking initiatives and a transparent and open approach to "neighboring" and public relations. Initiatives have been recognized by organizations representing the full spectrum of the environmental community from the U.S. Department of the Interior to the Northern Plains Resource Council.
- *Environmental Effectiveness* monitored by a Board level committee, which reviews environmental management effectiveness and regulatory compliance. Compliance initiatives have resulted in no issues of regulatory non-compliance.
- *Improving Energy Efficiency* through evaluating and reducing the utilization of energy. The process is expected to provide measures with which to compare our record to that of other precious metal mining companies.

COMMUNITY RELATIONSHIPS — *Collaborative Long-term Commitment*

- *Collaborative Community Relationships* in which Company development plans are shared, thereby providing the opportunity to address social and economic impacts in a collaborative way.
- *Monitoring of Local Social-economic Conditions* to evaluate our impact on local communities, to assist in the equitable distribution of Montana Hard Rock Mine tax revenues based on employee place of residence and to provide resources to address future community needs.
- *Charitable Giving and Educational Support* for community projects, cultural events, emergency services, youth activities, and education. College scholarships are available for dependants of employees and other qualifying students. Charitable giving for the social and economic well being of local communities is designed to enhance the quality of life for employees, their families and the general neighboring public.

STILLWATER 2006 annual report 27

PALLADIUM Jewelry Venetti Caesar Azzam Scott Kay Scott Kay Ulysse Nardin Novell Elichai Fowler Caesar Azzam Scott Kay 28 STILLWATER annual report 2006

CORPORATE *Information*

BOARD OF DIRECTORS

FRANCIS R. McALLISTER, 64
Chairman of the Board and Chief Executive Officer

CRAIG L FULLER, 56 [2, 3]
Chairman and Chief Executive Officer, The Fuller Company, Former President and Chief Executive Officer, National Association of Chain Drug Stores

PATRICK M. JAMES, 61 [1, 3, 5]
Lead Director,
Professional Corporate Director,
Former President and Chief Executive Officer, Rio Algom, Inc.

STEVEN S. LUCAS, 41 [1, 2]
Attorney, Nielsen, Merksamer, Parrinello, Mueller & Naylor

JOSEPH P. MAZUREK, 57 [2, 3]
Partner, Crowley, Haughey, Hanson, Toole & Dietrich, P.L.L.P.
President of Montana Senate 1991-1993
Former Attorney General, State of Montana

SHERYL K. PRESSLER, 56 [1, 4]
Self-employed investment and strategy consultant, Former Chief Executive Officer, Lend Lease Real Estate Investment and former Chief Investment Officer for California Public Employees' Retirement System

THE HONORABLE DONALD W. RIEGLE, JR., 69 [4, 5]
Chairman of Government Relations, APCO Worldwide Inc.

TODD D. SCHAFER, 45 [4, 5]
Partner, Hogan & Hartson L.L.P.

1 *Audit Committee*
2 *Compensation Committee*
3 *Corporate Governance and Nominating Committee*
4 *Safety, Health and Environmental Committee*
5 *Ore Reserve Committee*

OFFICERS

FRANCIS R. McALLISTER, 64
Chairman of the Board and Chief Executive Officer

STEPHEN A. LANG, 51
Executive Vice President and Chief Operating Officer

JOHN R. STARK, 54
Vice President, Human Resources, Secretary and Corporate Counsel

GREGORY A. WING, 57
Vice President and Chief Financial Officer

TERRY I. ACKERMAN, 53
Vice President, Planning and Process Operations

ANNUAL MEETING

Thursday May 3, 2007, 1:00 p.m. MDT

Yellowstone Art Museum
Murdock Gallery
401 North 27th Street
Billings, Montana

INVESTOR RELATIONS CONTACT AND SHAREHOLDER INQUIRIES

DAWN E. McCURTAIN
Phone: (406) 373-8787

TRANSFER AGENT AND REGISTRAR

ComputerShare Investor Services
350 Indiana Street
Suite 800
Golden, CO 80401
Phone: 800-962-4284
Phone: (303) 262-0600
Fax: (303) 262-0700
www.computershare.com

FORM 10-K

The Company will provide the Stillwater Mining Company Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, upon request. Requests should be sent to the corporate headquarters.

EMPLOYEES

The total number of employees as of December 31, 2006, was 1,719.

SHAREHOLDERS

As of March 15, 2007, shareholders of record were 407.

CORPORATE SECURITIES

Shares of Stillwater Mining Company common stock are traded on the New York Stock Exchange under the symbol SWC.

SHARE PRICE STATISTICS

2006	High	Low
First Quarter	$ 17.33	$ 11.62
Second Quarter	19.00	10.23
Third Quarter	13.10	7.89
Fourth Quarter	14.10	7.95

2005	High	Low
First Quarter	$ 12.50	$ 9.37
Second Quarter	9.93	6.05
Third Quarter	10.35	7.13
Fourth Quarter	12.46	8.11

DIVIDEND POLICY

Stillwater Mining Company does not pay a dividend as it chooses to retain all earnings from operations for use in expanding and developing its business. Payment of dividends in the future will be at the discretion of the Company's Board of Directors.

NEWS RELEASES

The Company's news releases, including earnings announcements, are available on the Company's web site.

WEB SITE

For more information about the Company, please visit our Web site at www.stillwater mining.com. Management's conference calls reviewing quarterly results are carried on the web site under the Investor Relations section, Presentations heading. Please refer to the Web site for the schedule of quarterly results announcements.



From left to right: *Gregory A. Wing, Stephen A. Lang, Frank R. McAllister, John R. Stark and Terry I. Ackerman.*

Design Mark Mock Design Associates Photography Ray Ng Printing Ranco Map Drawings Bill Fisher

STILLWATER
MINING COMPANY











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CORPORATE ADDRESSES

CORPORATE HEADQUARTERS
1321 Discovery Drive
Billings, MT 59102
Phone: 406.373.8700
Fax: 406.373.8701
www.stillwatermining.com
www.stillwaterpalladium.com

STILLWATER MINE
2562 Nye Road
P.O. Box 365
Nye, MT 59061
Phone: 406.328.8400
Fax: 406.328.8506

EAST BOULDER MINE
P.O. Box 1227
Big Timber, MT 59011
Phone: 406.932.8200
Fax: 406.932.8214

METALLUGICAL COMPLEX
P.O. Box 1209
Columbus, MT 59019
Smelter Phone: 406.322.9800
Smelter Fax: 406.322.5975
Refinery/Lab Phone: 406.322.8800
Refinery/Lab Fax: 406.322.5468